UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   October 5, 2005                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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PRESS RELEASE                                                    OCTOBER 5, 2005

       HALO APPOINTS MR. SCOTT R. WALTERS TO THE COMPANY'S ADVISORY BOARD


VANCOUVER, BRITISH COLUMBIA, OCTOBER 5, 2005 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V: HLO, OTC.BB: HLOSF, FSE: HLR) is pleased to announce that it has recently augmented the Company's Advisory Board with the addition of Mr. Scott R. Walters.

Mr. Scott Walters has over ten years of securities industry experience. In November, 2004, Mr. Walters co-founded Max Capital Markets and currently serves as Managing Partner. Previously, Mr. Walters was the founder and Managing Director for DeltaOne Asset Management. DeltaOne created and distributed several successful and top ranked alternative investment funds to Canadian investors. DeltaOne was sold to Jovian Capital, a financial services company with over $6 billion in assets in November of 2004. Prior to this, Mr. Walters was Vice President, Institutional Equities and Derivatives, with Research Capital where he covered Canadian hedge funds and institutional accounts. Prior to this he was an Investment Advisor with Dundee Securities where he dealt with private equity clients, venture capital investments and hedge funds. Prior to joining Dundee, Mr. Walters spent several years with Nesbitt Burns where he traded interest rate derivatives and developed various technologies for the Global Fixed Income Group.

Mr. Walters received a Combined Bachelors Degree in Economics and Computer Science from the University of Western Ontario.

Halo Resources Ltd. is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project; BACHELOR Lake, which is a gold exploration project with, and a letter of intent regarding QUARTER MOON, which is a grass roots gold project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: WWW.HALORES.COM


ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT AND CEO
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President and CEO
Tel: (604) 484-0068
Fax: (604) 484-0069
MCERNOVITCH@HALORES.COM


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission.

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